THE GABELLI EQUITY TRUST
 (the "Fund")
EXHIBIT TO ITEM 77I


The Gabelli Equity Trust (the "Fund"), organized as a Maryland corporation, distributed one transferable right for each of the 191,839,279 shares of common stock outstanding to shareholders of record on September 19, 2014. Seven rights were required to purchase one additional share of common stock at the subscription price of $5.75 per share. Shareholders who exercised their full primary subscription rights were eligible for an over-subscription privilege entitling them to subscribe, subject to certain limitations and pro-rata allotment, for any additional shares of common stock not purchased pursuant to the primary subscription. The subscription period expired on October 20, 2014.